SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

November 27, 2024

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the Comisión Nacional de Valores (Argentine Securities Exchange Commission) “CNV” dated on November 27, 2024.

Synthesis of quarterly financial statements

Sect. 63 BYMA Listing Rules and Regulations

Issuer:	BANCO MACRO S.A.

Period ended:	09/30/2024	Period of the year:	3 rd QUARTER

Date of Board of Director´s approval:			11/27/2024

Figures expressed in:		Thousands of pesos

Date of issuance of the current information:			11/27/2024

Signature Name:	Jorge Pablo Brito

Signature Position:	Chairman

Results of the period (in thousands of Pesos)

Net income for the period
Attributable to controlling interest – Profit	194,979,958
Attributable to non-controlling interests - Profit	728,474
Total Net income for the period	195,708,432
Other comprehensive income
Other comprehensive income	-102,442,528
Total comprehensive income for the period
Attributable to controlling interest – Profit	92,537,430
Attributable to non-controlling interests - Profit	728,474
Total comprehensive income for the period - Profit	93,265,904

Net Shareholders’ Equity (in thousands of Pesos)

Capital stock	639,413
Adjustments to Shareholders’ Equity	1,156,779,807
Other contributions	12,429,781
Legal Reserve	927,625,354
Other Reserves	1,369,358,863
Unappropriated Retained Earnings	196,360,105
Other comprehensive income	-21,274,999
Total Net shareholders´equity attributable to controlling interest	3,641,918,324
Attributable to non-controlling interests	841,281
Total Net shareholders´equity	3,642,759,605

Shareholders/Controlling group
Shareholder Name	Type of shares	Number of shares	Percentage of capital stock
ANSES-F.G.S. Law Nº 26.425	B	184,156,124	28.8008%
Other shareholders (Foreign Stock Exchange)	B	146,334,250	22.8857%
Delfín Jorge Ezequiel Carballo	A	4,901,415	0.7665%
Delfín Jorge Ezequiel Carballo (a)	B	118,326,495	18.5055%
Banco de Servicios y Transacciones S.A. (b)	A	5,995,996	0.9377%
Banco de Servicios y Transacciones S.A. (b)	B	104,473,881	16.3390%
Other shareholders (Local Stock Exchange)	A	338,259	0.0529%
Other shareholders (Local Stock Exchange)	B	74,886,988	11.7118%

The information contained in the table "Shareholders/ Controlling Group" corresponds to the capital composition identifying the main shareholders in the absence of a controlling shareholder or controlling group.

Notes:

(a)	Include ADRs VN 25,399 equivalent to VN 253,990 Class B shares.
(b)	Banco de Servicios y Transacciones S.A., as fiduciary of the Guarantee Trust JHB BMA.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 27, 2024

MACRO BANK INC.

By:	/s/ Jorge F. Scarinci
Name: Jorge F. Scarinci
Title: Chief Financial Officer